Exhibit 4.1
DIME FINANCIAL CORPORATION
NON-QUALIFIED STOCK OPTION AGREEMENT

        In consideration of his extraordinary past services as Chairman of the Board of Directors of Dime Financial Corporation (the "Company"), RALPH D. LUKENS (the "Optionee") is hereby granted an option to purchase 10,000 shares of the Common Stock of the Company at a price of $10.125 per share (the "Option"), such price per share being equal to 100% of the fair market value of a share of Common Stock at the time this Option is granted (the "Option Price").

        Reference is made, and this Option is subject to, all the terms of The Dime Savings Bank of Wallingford 1986 Stock Option Plan for Outside Directors (the "Plan"), a true copy of which is attached hereto. Although this Option is subject to the terms of the Plan, the Option is not a grant pursuant to the Plan and the 10,000 shares of Common Stock subject to the Option are not to be included in the limitations provided by Section 3 of the Plan. For purposes of
Section 11(b) of the Plan, this Option shall be considered to have been granted pursuant to Section 7(a) of the Plan.

        The Option expires 10 years from the date hereof and is subject to any earlier termination as provided in the Plan. This Option may not be exercised prior to May 9, 1996, one year from the date hereof. If this Non-Qualified Stock Option Agreement is not approved by the shareholders of the Company prior to May 9, 1996, this Option shall be null and void as of the date of this grant.

        The Option may be exercised solely by payment of the Option Price in cash or by certified check, bank draft or postal or express money order.

        The Option is not transferable by the Optionee except by will and by the laws of descent and distribution and is exercisable during the Optionee's lifetime only by such Optionee.

        The Optionee hereby accepts the Option as specified above.

        Dated as of this 9th day of May, 1995.

                                             THE DIME FINANCIAL CORPORATION



                                              By:  /s/ Richard H. Dionne
                                                   Its President


                                                   OPTIONEE

                                                   /s/ Ralph D. Lukens
                                                   RALPH D. LUKENS



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